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[TELVENT LETTERHEAD]                                     Exhibit 15(a)(1)


Telvent acquires majority equity interest in Miner & Miner

Houston, December 10, 2004 - Telvent GIT S.A. (Nasdaq: TLVT) , the Global RealTime IT Company, announced today that it has acquired a majority equity stake in Miner and Miner Consulting Engineers, Incorporated, a world leader in the development and implementation of Geographical Information Systems (GIS) software for utilities.

This acquisition is part of Telvent's strategy of offering seamless enterprise integrated realtime data to increase the efficiency, security and profitability of their customers in the Energy, Traffic, Transport and Environment sectors worldwide.

Based in Fort Collins, Colorado, Miner & Miner is the developer of ArcFM, a GIS software solution for utilities that has been implemented at more than 180 utilities in North America and abroad. Since 1987, Miner & Miner has been a strategic business partner of ESRI, the market leader for GIS. Miner & Miner is also the developer of Responder, one of the highest rated Outage Management Systems in the market, and Designer, which provides an integrated environment, on a desktop or mobile device, for work flow management, network analysis, automated layouts and job cost estimates. Jeff Meyers, president of Miner & Miner, and Jack Dangermond, president of ESRI, will retain an equity interest in the company. Telvent has an option (and if certain conditions are met, the obligation) to acquire the remaining equity at a future date.

After the integration of Miner & Miner's 100 professional staff, Telvent will have approximately 600 people in North America, with offices in Houston, Baltimore, Fort Collins, Philadelphia and Athens (Georgia), in the USA, and Calgary in Canada.

"GIS has been a very rapid growth area in our international IT practice, and after many years of implementing various GIS projects we decided that it was time to offer a complete data integrated solution to our customers" said Manuel Sanchez, chairman and CEO of Telvent. "Customers today need better strategic enterprise and asset information to gain or maintain a competitive edge. Telvent's market leadership and Miner & Miner's ArcFM Solution, extensive business process knowledge, and experienced people, will allow us to further develop our solutions to meet those needs."

Built on the core GIS technology of ESRI, the ArcFM Solution is the market-leading suite of utility Enterprise GIS products for data management, work order design, network analysis, and outage management. This technology is highly compatible with Telvent's core infrastructure product, OASyS DNA, a family of IT infrastructure and market operations products that have set the standard for modular, extensible realtime data acquisition, control, information management and decision making.

Jack Dangermond, president of ESRI, envisions a great deal of potential in the transaction. "This acquisition brings together a very focused solution provider with a strong international partner," said Dangermond. "The customers of ESRI, Miner & Miner, and Telvent all stand to benefit from the synergies and the new and innovative solutions that will result from this business alliance."

 "A transaction such as this can only provide long-term benefits when there is a focused strategy behind it, and a commitment to drive forward with that strategy," said Jeff Meyers, president of Miner & Miner. "This is a tremendous opportunity for Miner & Miner's employees, users, and business partners. Miner & Miner's people and technology have led to remarkable growth and this strategy will continue that growth, now in a more global and wider industry sector context. Telvent's strength and vision make them an ideal partner to help take us to the next level."


ABOUT TELVENT

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Telvent (Nasdaq: TLVT), the Global RealTime IT Company, is specialized in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com).

ABOUT MINER & MINER

Miner & Miner is a world leader in the development and implementation of GIS software for utilities. M&M's ArcFM Solution and extended services assist electric, gas, water, and wastewater utilities in increasing productivity, lowering costs, and improving services by allowing them to effectively manage spatial information. Founded in 1946 as a full-service electrical engineering firm, M&M has been a business partner of ESRI since 1987. This alliance has enabled M&M to become the world's leading developer of ArcGIS applications for the utility industry. M&M services include implementation and customization of software to fit the needs of individual utilities. For more information, please visit www.miner.com.

ArcFM, ArcFM Viewer, Designer, Responder, Conduit Manager, and Network Adapter are trademarks of Miner and Miner, Consulting Engineers, Inc. Other companies and products mentioned herein are trademarks or registered trademarks of their respective trademark owners.